Exhibit 99.1

AMENDMENT NO. 2 TO FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
GOLAR LNG PARTNERS LP

This Amendment No. 2 (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership, dated as of April 13, 2011 (as amended by Amendment No. 1 thereto, the “Partnership Agreement”), of Golar LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), is entered into effective as of May 13, 2016. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, in accordance with Section 13.1(d)(i) of the Partnership Agreement, the Board of Directors and Golar LNG Limited have approved an amendment to Section 5.6(a) of the Partnership Agreement.

NOW THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the Partnership Agreement is hereby amended as follows:

A.                                    Amendment.  Section 5.6(a) of the Partnership Agreement is hereby amended and restated as follows:

If the Subordination Period expires in accordance with the provisions of Section 5.6(b), the Subordinated Units shall convert into such number of Common Units as is prescribed by Section 5.6(b) upon such expiration of the Subordination Period. If the Subordination Period expires in accordance with any provisions of this Agreement other than Section 5.6(b), then the Subordinated Units shall convert into Common Units on a one-for-one on the last day of the fiscal quarter during which the Subordination Period expired.

B.                                    Agreement in Effect.  Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C.                                    Applicable Law.  This Amendment shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to principles of conflicts of laws.

D.                                    Invalidity of Provisions.  If any provision of this Amendment is or becomes for any reason invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

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IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GOLAR LNG PARTNERS LP

By:	/s/ Brian Tienzo
Name: Brian Tienzo
Title: Authorised Person

GOLAR LNG LIMITED

By:	/s/ Brian Tienzo
Name: Brian Tienzo
Title: Authorised Person